

VARIABLE MULTIPLE VOTING SHARES

PROXY

The undersigned shareholder of CINAR Corporation (the "**Corporation**") hereby appoints Robert Després, failing whom, Stuart C. Snyder, in each case with full power of substitution, or instead of the foregoing, ________________

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as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at **the Annual and Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (Montreal time), on Wednesday, April 9, 2003, in the Pierre de Coubertin Room of the Hotel OMNI Mont-Royal, located at 1050 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R6**, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. **This proxy is solicited by and on behalf of the Management of the Corporation.**

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated below:

(1) ELECTION OF DIRECTORS

☐ FOR all nominees listed below as a group.

☐ WITHHOLD AUTHORITY to vote for all nominees listed below as a group.

Robert Després, Marcel Aubut, Normand Beauchamp, Fernand Bélisle, Gordon Craig, Lisa de Wilde, Pierre Desjardins, Douglas M. Holtby, David L. Simon and Stuart C. Snyder.

(2) APPOINTMENT OF AUDITORS AND AUTHORIZATION TO FIX THEIR REMUNERATION

☐ FOR the appointment of Richter, Usher & Vineberg, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration.

☐ WITHHOLD AUTHORITY to vote for the appointment of Richter, Usher & Vineberg, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration.

(3) RESOLUTION CONFIRMING THE ADOPTION OF BY-LAW 2003 OF THE CORPORATION, being a by-law relating generally to the conduct of the affairs of the Corporation, annexed as Schedule A to the Management Proxy Circular:

☐ FOR the resolution confirming the adoption of By-Law 2003 of the Corporation.

☐ AGAINST the resolution confirming the adoption of By-Law 2003 of the Corporation.

(4) SPECIAL RESOLUTION AUTHORIZING AN AMENDMENT TO THE ARTICLES OF THE CORPORATION with respect to the location of the Corporation's registered office, annexed as Schedule B to the Management Proxy Circular:

☐ FOR the resolution authorizing an amendment to the Articles of the Corporation.

☐ AGAINST the resolution authorizing an amendment to the Articles of the Corporation.

Date: ______________________ Printed Name: ______________________

Signature: ______________________

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) **A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.**

(3) **The shares represented by this proxy will, on any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.**

(4) A duly completed form of proxy must be deposited with the Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than the close of business on the last business day (being Tuesday, April 8, 2003) prior to the date of the Meeting or of any reconvening of the Meeting in case of adjournment, or may be delivered to the Chairman on the day of the Meeting or of any reconvening of the Meeting in case of adjournment.

Please complete and return in the envelope provided